Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Filed by:	DIMON Incorporated
Subject Company:	Standard Commercial Corporation
Exchange Act File Number of Subject Company:	001-09875

[THE FOLLOWING IS A PRESENTATION MADE AVAILABLE ON

DIMON INCORPORATED’S WEBSITE ON NOVEMBER 8, 2004]

DimonStandard Incorporated

INVESTOR PRESENTATION

November 8, 2004

IMPORTANT NOTICES

Forward-Looking Statements

These presentation materials contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about the benefits of the merger between DIMON and Standard Commercial, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of DIMON’s and Standard Commercial’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of cost savings initiatives; our ability to successfully integrate DIMON’s and Standard Commercial’s operations; changes in the markets for the financing necessary to complete the merger; changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on the DIMON’s and Standard Commercial’s customers. Further, future dividends to be paid by DIMON or DimonStandard will remain subject to the company’s debt agreements and dividend policy, which provides in part that dividends will be declared and paid only out of legally available funds and in the discretion of such company’s Board of Directors.

DIMON and Standard Commercial do not undertake any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. Additional factors that could cause DIMON’s and Standard Commercial’s results to differ materially from those described in this presentation can be found in DIMON’s and Standard Commercial ‘s Annual Reports on Form 10-K for each company’s fiscal year ended March 31, 2004, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s Internet site (http://www.sec.gov).

IMPORTANT NOTICES

Where to Find Additional Information

DIMON and Standard Commercial will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors, security holders, customers, employees and others will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about DIMON and Standard Commercial without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to DIMON Incorporated, 512 Bridge Street, Post Office Box 681, Danville, Virginia 23543-0681, Attention: Investor Relations, (434) 792-7511 or to Standard Commercial Corporation, 2201 Miller Road, P.O. Box 450, Wilson, North Carolina 27894-0450, Attention: Investor Relations, (252) 291-5507.

Participants in the Merger Solicitation

The respective directors and executive officers of DIMON and Standard Commercial and other persons may be deemed to be “participants” in the solicitation of proxies in respect of the proposed merger. Information regarding DIMON’s directors and executive officers is available in its proxy statement filed with the SEC on July 13, 2004, and information regarding Standard Commercial ‘s directors and executive officers is available in its proxy statement filed with the SEC on June 23, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

DimonStandard:

Combining Strengths and Ideas to Better Serve our Customers

STRATEGIC MERITS

Creates a stronger independent leaf tobacco merchant with enhanced sourcing and processing capabilities

Specifically identified, achievable annual cost savings of more than $40 million, roughly 35% of current combined annual operating income

Experienced senior management team, combining the unique talents of both cultures

Enhanced presence in sourcing regions that are growing in importance

Improved financial strength and stability needed to provide regional presence, facilities, products and services important to remain competitive

Transaction is anticipated to be a de-leveraging event

Value creation for shareholders through anticipated meaningful EPS accretion

TRANSACTION SUMMARY

Name:	DimonStandard Incorporated
Management:	Chairman & CEO, Brian Harker President & COO, Pete Harrison
Board:	7 DIMON / 6 Standard Commercial
Merger Consideration:	3.0 DIMON shares for each share of Standard Commercial
Ownership:	Approximately 52% DIMON shareholders; Approximately 48% Standard Commercial shareholders
Voting Agreements:	From certain officers, directors and significant shareholders
Dividend:	Anticipated to be DIMON dividend of $0.30 per share
Timing:	Expected closing in 2005, subject to normal approvals
Tax Treatment:	Tax-free reorganization under Section 368(a) of the IRS Code
Other:	$17.5 million reciprocal break-up fee

DIMON

-2-

Standard

STRONGER INDEPENDENT SUPPLIER WITH GLOBAL REACH

Able to source tobacco from over 40 countries representing every major tobacco producing region of the world

Canada

United States

Mexico

Guatemala

Colombia

Paraguay

Chile

Dominican Republic

Turkey

Bulgaria

Germany

Italy

Spain

Macedonia

Greece

Brazil

Congo

Zambia

Zimbabwe

Argentina

South Africa

Mozambique

Former Soviet Union

India

Tanzania

Malawi

Sri Lanka

Thailand

China

Indonesia

Philippines

GREATER SOURCING AND PROCESSING CAPABILITIES

Combines our proven abilities in customer service and:

Rationalizes our industry-leading tobacco processing capabilities

Facilitate expansion into lower-cost tobacco producing regions in support of customer needs

Expand value-added service components, responding to customer initiatives such as traceability and reduced non-tobacco related material content

Enhance our global agronomic abilities and programs

SPECIFICALLY IDENTIFIED, ACHIEVABLE COST SAVINGS

Savings and synergies have the potential to create significant shareholder value:

Estimated total annual cost savings of over $40 million

Phase-in over 2 years, approximately 65% in first full year of combined operations, 100% achieved in second year

Savings opportunities are expected from reductions in corporate overhead, elimination of redundant operating costs and selected facility consolidation

Savings have been thoroughly reviewed and identified with significant detail

Management team has prior experience integrating acquisitions

EXPERIENCED SENIOR MANAGEMENT TEAM

Brian Harker – Chairman & CEO

14 Years at DIMON

19 Years in industry

Pete Harrison – President & COO

8 Years at Standard Commercial 26 Years in industry

Balance of senior management positions will be filled with best candidate from the combined organization

ENHANCED PRESENCE IN SOURCING REGIONS THAT ARE

GROWING IN IMPORTANCE

Geographically balanced sourcing with strong positions in the rapidly growing areas of Asia and South America

Asia 20%

Africa 16%

Europe 18%

Central & South America 30%

North America 16%

COMBINED FY2004 KILOS SOLD

IMPROVED FINANCIAL STRENGTH AND STABILITY

- Contribution of cost savings should immediately reduce combined leverage statistics



DimonStandard Combined Net Debt / EBITDA
Net Debt / EBITDA
10.0 x
8.0 x
6.0 x
4.0 x
2.0 x
0.0 x
8.4 x
7.1 x
6.2 x
Dimon
Standard
DimonStandard Pro Forma with 100% Savings (b)
Latest Twelve Months Ended 6/30/04

(a) Adjusted leverage equals: (debt, net of cash – (committed inventory – customer advances))/EBITDA net of reported interest.
(b) Includes annual cash cost savings of approximately $37 million. Does not include borrowings to fund transaction and financing expenses.

DIMON -8- Standard

EARNINGS PER SHARE IMPACT

Transaction is expected to be meaningfully accretive in the first full year with a further increase in accretion in FY2007, assuming a closing date in the first half of 2005 and cost savings phase-in over the first two years of combined operations

STRATEGIC RATIONALE

Greater Sourcing and Processing Capabilities

+

Specifically Identified, Achievable Cost Savings

+

Enhanced Capabilities in Sourcing Regions That are Growing in Importance

+

Experienced Senior Management Team

+

Improved Financial Strength and Stability

+

Meaningful Earnings Accretion

=

SHAREHOLDER VALUE CREATION